Mail Stop 3720

June 20, 2007

Via U.S. Mail and Fax
Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

       RE: **Vodafone Group Public Limited Company**
                Form 20-F for the fiscal year ended March 31, 2006
                Filed June 14, 2006
                File No. 001-10086

Dear Mr. Halford:

       We have reviewed your supplemental response letter dated June 15, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 29, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 20-F for the year ending March 31, 2006
Note 2 – Significant Accounting Policies, page 75
Revenue Recognition, page 76

1.   Refer to your response to comment 1. Tell us in detail how you met the condition in paragraph 9(b) of EITF 01-9 to conclude that you can reasonably estimate the fair value of the benefit identified under paragraph 9(a). In this regard, we note that in addition to paying a commission to your dealer for the sales of your service plan, you also sell the handset to your dealers. It appears that a portion of the commission paid to dealers may be intended to cover any losses that they may incur on the sale of the handsets to end customers. If so, it does not appear appropriate to classify this portion of the payment as selling expense. In this regard, if you are unable to determine the fair value of the commission paid for

the sales of your service plans, we believe that you do not meet the condition in paragraph 9(b) of EITF 01-9, and therefore, the full amount of the commission paid to your retailer should be recognized as a reduction of revenue in your income statement. In order for us to obtain a better understanding of the terms of your compensation arrangements with your dealers and third party distributors, please address the following:

- Describe for us in detail the terms of the different types of compensation arrangements with your dealers.

- Tell us whether the selling price of handsets sold to your dealers and the selling price of the handsets sold in your own stores to your subscribers are the same. In other words, do you sell the handsets to the dealers at a loss or do the dealers absorb the loss on the sale of the handset to the end customer? If the dealer absorbs the loss, tell us why the dealer is willing to enter into the arrangement.

- Tell us whether you recognize the revenue on the handset sale at the date you sell it to the dealer. If so, tell us whether the original selling price is subject to subsequent pricing adjustments between the date of the sale to the dealer and the date of the sale by the dealer to the end customer. Tell us whether the dealers are responsible for establishing the price at which they sell their handsets to end customers.

- Tell us whether your dealers always obtain the handsets from you or whether they can purchase the handsets directly from the manufacturer. If they can be purchased directly from the manufacturer, tell us from a business perspective whether the dealer would have an incentive to purchase the handset directly from you. In addition, tell us whether the amount of commissions paid to dealers that do not purchase the handsets from you differs from the commissions received by dealers who do purchase your handsets.

- Tell us whether you pay a different amount of commission to dealers in situations where they sell both the handset and the service plan versus transactions that involve only the sale of a service plan (if the customer already owns a handset, for example).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on

Mr. Andy Halford
Vodafone Group Plc
June 20, 2007
Page 3

EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director